Filed by: MVB Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: MVB Financial Corp.

Filer’s Commission File No.: 001-38314

Date: August 12, 2022

Team MVB,

We continue to focus on key growth initiatives as part of our MVB-F1: Success Loves Speed Strategic Plan. Even in wet track market conditions, MVB continues to be opportunistic and look for deals that make sense to our business model.

I am excited to let you know about a merger we’re announcing publicly today with Integrated Financial Holdings, Inc. Please see the attached press release, which will go out today before the market opens.

IFH is a financial holding company based in Raleigh, North Carolina. IFH is the holding company for West Town Bank & Trust, an Illinois state-chartered bank. West Town Bank & Trust provides banking services through its full-service office located in the greater Chicago area. IFH is also the parent company of Windsor Advantage, LLC, a loan servicing company which will provide loan processing support and services for MVB’s SBA Team. IFH has approximately 200 Team Members at sites in Raleigh, NC; Indianapolis, IN; Chicago, IL; and Charleston, SC, as well as a number of fully remote Team Members.

This merger accelerates both our SBA and Strategic Lending Partnerships growth vehicles to the benefit of our clients and shareholders. Both strong companies on our own, together we become a national leader in government guaranteed lending, specifically SBA and USDA lending.

Through the transaction, IFH will merge completely with MVB. West Town Bank & Trust will merge into MVB Bank. Windsor Advantage will become a wholly owned subsidiary of MVB Financial. We hope to close the deal in Q1 2023.

Upon closing of the transaction, IFH President and CEO Eric Bergevin will join MVB’s Executive Leadership Team as a direct report to CEO Larry F. Mazza. Riddick Skinner, EVP, Government Lending for IFH, and Michael Breckheimer, EVP, Corporate Strategy for IFH, will report to Bergevin.

We believe we have an excellent cultural fit and outstanding additions of talent with Eric, Riddick and Mike joining Team MVB. We view shared culture and values as very important in the evaluation of M&A opportunities. Eric and MVB President Don Robinson have spent a lot of time together over the past few months, getting to know the companies and their cultures. Both companies are focused on relationships, “blue ocean” opportunities and entrepreneurial mindset.

At MVB, we always try to do the right thing for our business and Team Members. This includes being transparent with Team Members at IFH and MVB about what is happening.

Throughout the next 60 days, MVB and IFH will be working as a team to evaluate the appropriate organizational structure and synergy opportunities for the combined companies. MVB will be supportive and welcoming to all Team Members and will live our value of Respect, Love & Caring.

We will share more detailed information about the merger in our All Hands Town Hall Live event scheduled for 11 a.m. Thursday, Aug. 18.

Only the best,

Larry F. Mazza

CEO, MVB Financial

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Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to MVB’s and IFHI’s beliefs, goals, intentions, and expectations regarding the proposed transaction, pro forma financial results, future operations, and capital ratios, among other matters; our estimates of future costs and benefits of the actions we may take; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; MVB and IFHI do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of MVB and IFHI. Such statements are based upon the current beliefs and expectations of the management of MVB and IFHI and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between MVB and IFHI; the outcome of any legal proceedings that may be instituted against MVB or IFHI; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of MVB and IFHI to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of MVB; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where MVB and IFHI do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate IFHI’s operations and those of MVB; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; IFHI’s and MVB’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by MVB’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of IFHI and MVB to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of IFHI and MVB; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic and the effects of inflation on IFHI, MVB and the proposed transaction; the impact of changing interest rates on IFHI and MVB; and the other factors discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of MVB’s Annual Report on Form 10-K for the year ended December 31, 2021, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of MVB’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, and in other reports MVB files with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the proposed transaction, MVB will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of MVB and IFHI, which also constitutes a prospectus of MVB, that will be sent to IFHI’s and MVB’s shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF IFHI AND MVB AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFHI, MVB AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed by MVB with the SEC containing information about IFHI and MVB, without charge, at the SEC’s website (http://www.sec.gov). In addition, copies of documents filed with the SEC by MVB will be made available free of charge in the “Investor Relations” section of MVB’s website, https://www.mvbbanking.com, under the heading “SEC Filings;” and investors may obtain free copies of the joint proxy statement/prospectus (when available) by contacting IFHI, Attn: Eric J. Bergevin, 8450 Falls of Neuse Road, Suite 202, Raleigh, NC 27615, telephone: (252) 482-4400.

Participants in Solicitation

IFHI, MVB, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding MVB’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 7, 2022, and certain other documents filed by MVB with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.